FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated January 11th, 2012 announcing the Company's operating results for the third quarter 2011 and nine months ended September 30, 2011.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011

January 11, 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its operating results for the third quarter 2011 and nine months ended September 30, 2011.

Financial Highlights:

Third Quarter 2011

●	Net Revenues of $23.5 million

●	Adjusted EBITDA of $11.8 million, which excludes non-cash impairment losses of $201.9 million

●	Adjusted Net Loss of $1.6 million, which excludes non-cash impairment losses

Nine Months 2011

●	Net Revenues of $76.5 million

●	Adjusted EBITDA of $38.2 million, which excludes non-cash impairment losses of $201.9 million

●	Adjusted Net Loss of $2.5 million, which excludes non-cash impairment losses

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated:

"During the first nine months of 2011 we increased our revenues as the result of the larger average size of our fleet compared to the same period of last year, which expanded from 15.4 to 20 vessels. This also enabled us to minimize the effect of the sharp fall in freight rates that prevailed in the shipping markets since the beginning of 2011.

We believe that the high quality of our fleet and our expertise in commercial management have enabled us to continue to keep our vessels employed with charterers who we believe are reputable and creditworthy while we utilize the spot market to position our vessels into areas where we believe that the chances are higher in achieving favorable period employment whenever possible. Overall, we focused on achieving a balanced exposure to spot market fluctuations arranging for a diversified portfolio of charter contracts that provide both long term cash flow stability and upside potential.

In this context, three of the four Capesize vessels in our fleet which operate under charter arrangements with market linked rates benefited from the renewed strength in the Capesize spot rates that we have experienced during the fourth quarter of 2011. Furthermore, our increased exposure to the less volatile Handysize segment, with 11 out of 20 vessels in our fleet, counterbalanced the downward pressure on the daily charter rates earned over the first nine months of 2011. At the same time, we implemented certain cost cutting measures during the year such as the reduction of general and administrative expenses and fleet management fees in an effort to support profitability and minimize losses during a difficult market environment. We also believe that our decision to adjust the book value of our six vessels acquired in 2008 will positively affect our balance sheet and profitability going forward. We believe that the recent agreement with our lenders and major shareholders for an equity injection demonstrates their confidence and commitment to the Company.

Over 2012, we expect that the fast expansion in the supply of tonnage will continue to suppress any sustained upward pressure on spot rates. Nevertheless, demolition of older vessels is continuing to be strong as scrap metal prices remain high and freight rates are low.

The dire predictions concerning the world economy that we saw earlier in 2011have yet to materialize in the economic data. Industrial production seems to be resilient in the U.S. and Japan, while the moderate slowdown in Chinese and Korean manufacturing suggests that economic fundamentals do not seem to confirm fears of a pronounced lack of demand. It therefore seems that the situation in Europe is the main factor posing a threat to the otherwise strong demand for dry bulk shipping. This suggests that as soon as we start to see the over-supply of vessels moderating, the dry bulk market is likely to stabilize at higher levels.

We believe that Seanergy is well positioned to cope with today's challenging market conditions. With a high quality fleet, strong management, efficient technical and commercial operations, a balanced and diversified charter portfolio, we feel confident that we can continue to work towards our goal of making Seanergy a leading dry bulk ship owner, able to capitalize on the robust long term demand for the transportation of essential commodities."

Christina Anagnostara, the Company's Chief Financial Officer, stated:

"During the third quarter of 2011 the Company operated 20 wholly-owned vessels earning a daily Time Charter Equivalent ("TCE") of $13,324 compared to $16,153 in 3Q 2010, a decrease of 18%. It is worth noting that our chartering strategy and exposure to the Handysize market have resulted in a relatively modest drop in charter rates earned by our vessels, compared to the first nine months of 2010, during which market rates stood at considerably higher levels.

Total adjusted operating costs, excluding impairment charges, for the third quarter 2011 were approximately 6% higher than in the same period last year. Total adjusted operating costs were negatively impacted by an increase in the amortization of drydocking expenses, owing to the timing of surveys. On a positive note, we saw a 29% reduction in general and administrative expenses as a result of our recent cost-cutting measures coming into effect. Going forward we expect operating costs to follow a downward trend, which should prove particularly important amidst a weak market environment.

For the nine month period ending September 30, 2011 our operating costs were impacted by increased one-time expenses relating to the reorganization of the Far East office, the timing of dry docking surveys and higher vessel operating expenses. As far as revenue is concerned, we have achieved higher revenue in the first nine months of 2011 as we have operated a larger fleet.

Moreover, unfavorable market conditions in the shipping industry have prompted Seanergy to undertake an impairment test on our vessels' book values and goodwill. Seanergy concluded that it was prudent to impair the book values and related goodwill of the six initial vessels acquired in 2008. As a result, Seanergy wrote down the associated book values by a total of $201.9 million during the third quarter of 2011. It should be noted that this does not represent a cash expense and it does not affect the Company's cash flow.

In addition, Seanergy agreed in principle with our major shareholders and lending institutions for an equity injection and amendments of the Company's borrowings, which are described in detail under the financial developments section of this press release. We believe that the amendments will lead to a sustainable capital structure for the long term. Furthermore, they serve as an important indicator of confidence in the company's future prospects. "

Third Quarter 2011 Financial Results:

Net Revenues

Net revenues for the third quarter of 2011 decreased to $23.5 million from $29.0 million in the same quarter in 2010. The decrease in net revenues reflects lower levels of freight rates earned in the dry bulk market as compared to the same quarter last year.

EBITDA and Adjusted EBITDA, Operating Income and Adjusted Operating Income

The operating results for the third quarter 2011 include the non-cash losses incurred due to the impairment of goodwill and vessel values, which amounted to $201.9 million. Excluding the impairment charges, adjusted operating income was equal to $1.4 million. Excluding the non-cash impairment charges, Adjusted EBITDA was equal to $11.8 million as compared to $15.7 million in the same quarter in 2010.

Including the impairment charges, EBITDA was negative $190.1 million for the third quarter of 2011.

Operating loss amounted to $200.5 million for the three months ended September 30, 2011, as compared to an operating income of $ 8.2 million for the same quarter in 2010.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss and Adjusted Net Loss

For the third quarter of 2011, Adjusted Net Loss excluding the effect of the impairment charges was $1.6 million. Including the impairment charge of $201.9 million, net loss amounted to $203.5 million or $27.82 loss per basic and diluted share. In the same quarter of 2010, net profit was equal to $2.9 million, or $0.40 profit per basic and diluted share, based on weighted average common shares outstanding of 7,314,363 basic and diluted for 2011; 7,314,932 basic and diluted for 2010, on a reverse-split adjusted basis.

The Adjusted Net Loss excluding the impairment charges is mainly due to lower TCE rates earned, which led to lower operating income for the period.

Nine Months Ended September 30, 2011 Financial Results:

Net Revenues

Net revenues for the first nine months of 2011 increased to $76.5 million from $69.9 million during the same period in 2010 or by 9.5%. The increase in revenues is due to the increased size of our fleet, which resulted in additional operating days and offset the effect of a decrease in TCE rates.

EBITDA and Adjusted EBITDA, Operating Income and Adjusted Operating Income

Excluding non-cash losses resulting from impairment charges, adjusted EBITDA was $38.2 million for the first nine months of 2011 as compared to $36.5 million in the same period in 2010. Including impairment charges, EBITDA was negative $163.7 million for the first nine months of 2011.

Adjusted operating income excluding the impairment charges amounted to $8.5 million for the nine months ended September 30, 2011, as compared to an operating income of $17.3 million for the same period in 2010. Operating loss including the impairment charges was equal to $193.4 million.

The increased size of Seanergy's fleet resulted in slightly higher adjusted EBITDA over the first nine months of the year compared to the first nine months of 2010, as it mitigated the effects of lower TCE rates.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss and Adjusted Net Loss

For the first nine months of 2011, Adjusted Net Loss excluding non-cash impairment charges was $2.5 million, as compared to Net Profit of $2.8 million, or $0.51 per basic and diluted share, in the same period of 2010, based on weighted average common shares outstanding of 5,371,204 basic and diluted for 2010 on a reverse-split adjusted basis. Including impairment charges, net loss was equal to $204.4 million, or $27.94 loss per share based on weighted average common shares outstanding of 7,314,739 basic and diluted  for 2011.

Operating Cash Flow

In the first nine months of 2011, the Company generated $14.2 million of cash from operations, as opposed to $26.3 million in the first nine months of 2010. The decrease was mainly attributable to lower Net Income earned in 2011 as well as to expenses incurred relating to vessels' dry docking inspections.

Debt Repayment for 2011

The Company ended the third quarter of 2011 with $363.6 million of outstanding debt. This reflects a reduction of $9.8 million and of $36.0 million during the third quarter and nine months ended September 30, 2011, respectively.

As of today, total debt outstanding is approximately $346 million.

Third Quarter 2011 Developments:

Impairment of Vessels and Goodwill Book Values

Due to the unfavorable market conditions witnessed in 2011 and as market expectations for future rates are low, management and the Board of Directors of the Company carefully considered and further determined to record an impairment charge to the book value of our six initial vessels in the amount of $189 million and an impairment charge to the book value of goodwill in the amount of $12.9 million. In total, non-cash impairment charges amounted to $201.9 million.

The unfavorable market conditions in the shipping industry prompted the Company to review the recoverability of our assets. It was concluded that the values of the vessels acquired under the BET and MCS acquisitions were not impaired. However, the book values of our six initial vessels and the goodwill recorded as part of their acquisition, warranted impairment. In 2008, when these six vessels were acquired, the market was dominated by historically high daily rates and vessel values.

African Glory Dry Docking

The survey for the M/V African Glory commenced on August 19, 2011 and was completed on September 4, 2011 at a cost of approximately $0.4 million.

BET Commander Dry Docking

The survey for the M/V BET Commander commenced on August 24, 2011 and was completed on October 6, 2011 at a cost of approximately $1.25 million.

Vessel Employment

In July  2011, the M/V Davakis G., a 54,051 dwt Supramax dry bulk carrier built in 2008, commenced a time charter for a period of about twelve to about eighteen months at a gross charter rate of $14,500 per day with a first class charterer.

In September 2011, the M/V BET Intruder, a 69,235 dwt Panamax dry bulk carrier built in 1993, commenced a time charter for a period of about eleven to about thirteen months at a gross charter rate of $12,250 per day.

Subsequent Events:

Vessel Employment

In November 2011, the M/V BET Prince, a 163,554 dwt dry bulk carrier built in 1995, commenced a time charter for a period of about eleven to about thirteen months at a gross charter rate linked to the adjusted Time Charter Average of the Baltic Exchange Capesize Index.

As of the date of this press release, the Company has secured under employment 72% of its ownership days for 2012 and 24% for 2013.

Financial Developments

Two of the Company's lenders, Marfin Egnatia Bank SA ("Marfin") and Citibank International plc ("Citi") as agent of the lenders, have agreed in principle to waive certain  financial and other covenants of three loan facilities and amend certain terms of two loan facilities. As part of the lenders' agreement, the Company entered into a share purchase agreement with four entities affiliated with members of the Restis family, the Company's major shareholders, for an equity injection of $10 million.

Marfin has agreed in principle to an extension of the revolving and term facilities' maturity date from 2015 to 2018, the deferral of principal debt payments for 2012 and amendment of the facilities' installment profiles, an extension of the waiver on the Company's security margin covenant for the period from January 3, 2012 through January 1, 2014, as well as to waive all other financial covenants until January 1, 2014 including margin re-pricing. Additionally, Marfin has agreed to grant waivers on all previous covenants' breaches.

On the loan facility of Bulk Energy Transport (Holdings) Limited ("BET"), the Company's subsidiary, with Citi, as agent of the lenders, Citi has agreed in principle to waive all covenants for the period up to and including January 1, 2013, with the exclusion of the security requirement to security value covenant to be amended from 125% to 100% and be tested quarterly, including margin re-pricing. Additionally, Citi has agreed to grant waivers on all previous covenants' breaches.

All relevant amendments of the loan agreements with Marfin and Citi are expected to be signed and finalized shortly.

As part of the equity injection plan, four entities affiliated with members of the Restis family, agreed to purchase an aggregate of 4,641,620 common shares of the Company  in exchange of $10 million. The common shares will be issued at a price equal to the average closing price of five trading days preceding the execution of the agreement.  The shares are expected to be issued by January 31, 2012.

The Company expects that the waivers will be granted by the lenders, thus the presentation of the long term debt in the attached consolidated financial statements assumes that the waivers will be granted and accordingly all of the Company's long term debt continues to be classified as non-current as of September 30, 2011. In case the waivers are not granted, then the facilities will be required to be classified as current, reflecting the lenders' ability to call the debt at any time at their option.

Fleet Data:

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Fleet Data
Average number of vessels (1)	20.0	20.0	20.0	15.4
Ownership days (2)	1,840	1,840	5,460	4,200
Available days (3)	1,784	1,762	5,300	4,020
Operating days (4)	1,746	1,751	5,165	3,998
Fleet utilization (5)	94.9%	95.2%	94.6%	95.2%
Fleet utilization excluding drydocking off hire days (6)	97.9%	99.4%	97.5%	99.5%
Average Daily Results
TCE rate (7)	13,324	16,153	14,427	17,039
Vessel operating expenses (8)	5,006	4,408	4,781	4,810
Management fee (9)	443	374	438	457
Total vessel operating expenses (10)	5,449	4,782	5,219	5,267

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended September 30, 2011, the Company incurred 56 off hire days for vessel scheduled drydocking. During the nine months ended September 30, 2011, the Company incurred 160 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net revenues from vessels	23,525	29,046	76,520	69,867
Voyage expenses	261	762	2,002	1,746

Net operating revenues	23,264	28,284	74,518	68,121

Operating days	1,746	1,751	5,165	3,998

Daily time charter equivalent rate	13,324	16,153	14,427	17,039

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Operating expenses	9,211	8,110	26,102	20,200
Ownership days	1,840	1,840	5,460	4,200

Daily vessel operating expenses	5,006	4,408	4,781	4,810

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of January 11, 2012

Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	20,000	Apr. 2012
M/V Hamburg Max (1)	Panamax	73,498	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	14,500	Jan. 2013
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Feb. 2012
M/V African Zebra (2)	Handymax	38,632	1985	7,500	Jun. 2013
M/V African Oryx (2)	Handysize	24,112	1997	7,000	Jun. 2013
M/V BET Commander	Capesize	149,507	1991	Spot positioning	Jan. 2012
M/V BET Fighter (3)	Capesize	173,149	1992	Floating, BCI linked	Aug. 2012
M/V BET Prince (3)	Capesize	163,554	1995	Floating, BCI linked	Dec. 2012
M/V BET Scouter (3)	Capesize	172,173	1995	Floating, BCI linked	Jul. 2012
M/V BET Intruder	Panamax	69,235	1993	12,250	Oct. 2012
M/V Fiesta (4)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (4)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (4)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (4)	Handysize	29,538	1998	Floating, BHSI linked	Jan. 2014
M/V African Joy	Handysize	26,482	1996	Spot positioning	Mar. 2012
M/V African Glory (5)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (6)	Handysize	20,138	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	30,570	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,295,594

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rates excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)
Daily rate based on adjusted time charter average of the BCI. Seanergy has the option of converting the floating rate into a fixed rate at any time during the charter, after mutual agreement with the charterers.

(4)	Time Charter Average of the Baltic Handysize Index increased by 100.63% minus Opex.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following September 2012.

EBITDA and Adjusted EBITDA Reconciliation:

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Net (loss) / income attributable to Seanergy Maritime Holdings	(203,521)	2,939	(204,399)	2,761
Plus: Net income attributable to the noncontrolling interest	-	-	-	1,509
Plus: Interest and finance costs, net (including interest income)	3,090	3,599	10,188	8,730
Plus: Income taxes	7	(15)	51	16
Plus: Depreciation and amortization	10,290	9,129	30,485	23,513
EBITDA	(190,134)	15,652	(163,675)	36,529
Plus: Impairment Charges	201,905	-	201,905	-
Adjusted EBITDA	11,771	15,652	38,230	36,529

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Net cash flow provided by operating activities	6,750	9,908	14,225	26,297
Changes in operating assets and liabilities	(307)	594	5,123	1,062
Fair value of contracts	75	80	226	240
Change in fair value of financial instruments	1,676	1,195	3,755	(773)
Amortization of stock-based compensation	(4)	-	(10)	-
Payments for dry-docking	643	587	5,505	1,507
Amortization and write-off of deferred charges	(159)	(296)	(833)	(550)
Interest and finance costs, net (includes interest income)	3,090	3,599	10,188	8,730
Income taxes	7	(15)	51	16
Impairment of vessels and Goodwill	(201,905)	-	(201,905)	-
EBITDA	(190,134)	15,652	(163,675)	36,529
Plus: Impairment of vessels and Goodwill	201,905	-	201,905	-
Adjusted EBITDA	11,771	15,652	38,230	36,529

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and non-cash losses associated with the impairment of the Book Values of Vessels and Goodwill. EBITDA and adjusted EBITDA are not  measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Conference Call and Webcast: January 11, 2012

As announced, the Company's management team will host a conference call today, January 11, 2012, at 10:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until January 18, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
September 30, 2011 (unaudited) and December 31, 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	September 30, 2011 (unaudited)	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	31,976	53,787
Restricted cash	10,284	10,385
Accounts receivable trade, net	1,680	999
Due from related parties	1,786	-
Inventories	1,509	1,459
Other current assets	1,304	1,829
Total current assets	48,539	68,459
Fixed assets:
Vessels, net	385,636	597,372
Office equipment, net	18	29
Total fixed assets	385,654	597,401
Other assets
Goodwill	4,365	17,275
Deferred charges	8,544	13,086
Other non-current assets	180	180
TOTAL ASSETS	447,282	696,401

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	62,180	53,380
Trade accounts and other payables	1,443	2,340
Due to related parties	81	4,025
Accrued expenses	3,722	3,491
Accrued interest	1,522	1,009
Financial instruments	3,991	5,787
Below market acquired time charters	40	266
Deferred revenue – related party	153	1,041
Deferred revenue	1,654	1,452
Total current liabilities	74,786	72,791
Long-term debt, net of current portion	301,402	346,168
Financial instruments, net of current portion	818	2,777
Total liabilities	377,006	421,736

Commitments and contingencies	-	-

EQUITY
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at September 30, 2011 and December 31, 2010; 7,317,662 and 7,314,931 shares issued and outstanding as at September 30, 2011 and December 31, 2010, respectively	1	1
Additional paid-in capital	279,288	279,278
Accumulated deficit	(209,013	(4,614
Total equity	70,276	274,665
TOTAL LIABILITIES AND EQUITY	447,282	696,401

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and nine months ended September 30, 2011 and 2010
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
Vessel revenue - related party	7,336	11,538	28,082	35,606
Vessel revenue	16,970	18,539	50,901	36,677
Commissions – related party	(269)	(401)	(1,021)	(1,227)
Commissions	(512)	(630)	(1,442)	(1,189)
Vessel revenue, net	23,525	29,046	76,520	69,867
Expenses:
Direct voyage expenses	(99)	(537)	(1,590)	(1,072)
Vessel operating expenses	(9,211)	(8,110)	(26,102)	(20,200)
Voyage expenses - related party	(162)	(225)	(412)	(674)
Management fees - related party	(672)	(560)	(1,959)	(1,731)
Management fees	(144)	(129)	(432)	(187)
General and administration expenses	(1,415)	(1,999)	(6,580)	(4,621)
General and administration expenses - related party	(133)	(174)	(436)	(522)
Amortization of deferred dry-docking costs	(2,086)	(922)	(6,139)	(2,389)
Depreciation	(8,204)	(8,207)	(24,346)	(21,124)
Impairment loss for vessels	(188,995)	-	(188,995)	-
Impairment loss for goodwill	(12,910)	-	(12,910)	-
Operating (loss) income	(200,506)	8,183	(193,381)	17,347
Other income (expense), net:
Interest and finance costs	(3,107)	(3,636)	(10,236)	(9,048)
Interest income	17	37	48	318
Loss on financial instruments	(12)	(1,574)	(762)	(4,335)
Foreign currency exchange gain (loss), net	94	(86)	(17)	4
	(3,008)	(5,259)	(10,967)	(13,061)
Net (loss) income before taxes	(203,514)	2,924	(204,348)	4,286
Income taxes	(7)	15	(51)	(16)
Net (loss) income	(203,521)	2,939	(204,399)	4,270
Less: Net income attributable to the noncontrolling interest	-	-	-	(1,509)
Net (loss) income attributable to Seanergy Maritime Holdings Corp. Shareholders	(203,521)	2,939	(204,399)	2,761
Net (loss) income per common share
Basic	(27.82)	0.40	(27.94)	0.51
Diluted	(27.82)	0.40	(27.94)	0.51
Weighted average common shares outstanding
Basic	7,314,363	7,314,932	7,314,739	5,371,204
Diluted	7,314,363	7,314,932	7,314,739	5,371,204

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2011 and 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders' equity	Non- controlling interest	Total equity

Balance, December 31, 2009	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock	1,796,333	1	28,525	-	28,526	-	28,526
Consolidation with subsidiaries acquired	1,650,794	-	37,518	-	37,518	(19,839)	17,679
Net income for the nine months ended September 30, 2010	-	-	-	2,761	2,761	1,509	4,270
Balance, September 30, 2010	5,664,138	1	279,278	(1,985)	277,294	-	277,294

	Common stock
	# of Shares	Par Value	Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders' equity	Non- controlling interest	Total equity

Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares	3,332	-	-	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-	-	-
Amortization of stock based compensation	-	-	10	-	10	-	10
Net loss for the nine months ended September 30, 2011	-	-	-	(204,399)	(204,399)	-	(204,399)
Balance, September 30, 2011	7,317,662	1	279,288	(209,013)	70,276	-	70,276

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2011 and 2010
(In thousands of US Dollars)

	Nine months ended September 30,
	2011	2010
Cash flows from operating activities:
Net (loss) income	(204,399)	4,270
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	24,346	21,124
Amortization and write-off of deferred finance charges	833	550
Amortization of deferred dry-docking costs	6,139	2,389
Payments for dry-docking	(5,505)	(1,507)
Change in fair value of financial instruments	(3,755)	773
Amortization of acquired time charters	(226)	(240)
Amortization of stock based compensation	10	-
Impairment of vessels	188,995	-
Impairment of goodwill	12,910	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(1,786)	(22)
Inventories	(50)	(315)
Accounts receivable trade, net	(681)	(313)
Other current assets	525	1,041
Increase (decrease) in operating liabilities
Trade accounts and other payables	(897)	165
Due to underwriters	-	(19)
Accrued expenses	1,883	(1,184)
Due to related parties	(3,944)	-
Accrued interest	513	(918)
Deferred revenue – related party	(888)	233
Deferred revenue	202	270
Net cash provided by operating activities	14,225	26,297

Cash flows from investing activities:
Additions to office furniture and equipment	-	(31)
Acquisition of subsidiary, including cash acquired	-	17,923
Due to related party	-	(3,000)
Net cash provided by investing activities	-	14,892

Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	-	(2,064)
Net proceeds from issuance of common stock	-	28,526
Repayments of long term debt	(35,965)	(57,602)
Deferred finance charges	(172)	(841)
Restricted cash released (retained)	101	(6,989)
Net cash used in financing activities	(36,036)	(38,970)
Net (decrease) increase in cash and cash equivalents	(21,811)	2,219
Cash and cash equivalents at beginning of period	53,787	63,607
Cash and cash equivalents at end of period	31,976	65,826
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	8,517	7,659
Non cash investing activities due to shareholders	-	7,000
Issuance of common shares at fair value for the acquisition of BET	-	30,952

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,295,594 dwt and an average fleet age of 14 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com
E-mail: info@seanergymaritime.com.gr

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

  /s/ Christina Anagnostara_
By: Christina Anagnostara
Chief Financial Officer

Dated: January 11th, 2012